SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JULY 19TH, 2018

DATE, TIME AND PLACE: July 19th, 2018, at 2.30 p.m., in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. João Cox Neto; Agostino Nuzzolo; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Giovanni Ferigo; Herculano Aníbal Alves; Mario Di Mauro; Piergiorgio Peluso; Raimondo Zizza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws.

BOARD: Mr. João Cox Neto – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To acknowledge on the activities carried out by the Compensation Committee; (4) To acknowledge on the Quarterly Information Report (“ITRs”) of the 2nd quarter of 2018, dated as of June 30th, 2018; (5) To resolve on the Payment Proposal of the Interest on Shareholders’ Equity (“IE”) of the Company; (6) To resolve on the proposed adjustments to the metrics applicable to the incentive plans (Management by Objectives - MBO and Long Term Incentive – LTI); (7) Presentation on Cybersecurity operating procedures; and (8) Succession process.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on July 18th and 19th, 2018, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), at its meeting held on July 18th, 2018, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3) Acknowledged on the activities carried out by the Compensation Committee (“CR”), at its meeting held on July 12th, 2018, as per Mr. Celso Luis Loducca’s report, Chairman of the CR.

(4) Acknowledged on the Quarterly Information Report (“ITRs”) of the 2nd quarter of 2018, dated as of June 30th, 2018 according to the information provided by the Company’s administration, by the independent auditors, PricewaterhouseCoopers (“PwC”), and were informed about the favorable assessment of the Company’s Fiscal Council and CAE, through Mr. Walmir Kesseli, Chairman of the Fiscal Council, and Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the CAE, respectively. According the clarifications presented by Mr. Alexandre Alvares, representative of PwC, the referred report was subject to limited review by the independent auditors.

(5) Approved, based on the Section 46, paragraph 3, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$240,006,745.59 (two hundred and forty million, six thousand, seven hundred and forty-five Reais and fifty-nine cents) as Interest on Shareholders’ Equity ("IE"), of R$0.099162742 (zero point zero nine, nine, one, six, two, seven, four, two Reais) of gross value per share. The payment will be made by November 13th, 2018, without the application of any monetary restatement index, considering July 25th, 2018 (inclusive) as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. In addition, the Board Members were informed that the payment of IE, hereby approved, is part of a projection for the distribution of results in an amount between R$800,000,000.00 (eight hundred million Reais) and R$900,000,000.00 (nine hundred million Reais), approximately, according to Material Fact published to the market on May 8th, 2018. Upon confirmation of the assumptions contained in the Strategic Plan 2018-2020, the management of the Company, throughout the year, will submit for this Board’s approval additional proposals for the payment of IE, payments which will be attributed to the mandatory minimum dividend of the fiscal year be ended on December 31st, 2018, ad referendum the Annual Shareholders’ meeting to be held in 2019. All according to the material presented which is filed at the Company's headquarters.

(6) Approved on the proposed adjustments to the metrics applicable to the incentive plans (Management by Objectives - MBO and Long Term Incentive – LTI), after favorable opinion of the CR and on the terms and conditions described on the material presented.

(7) Messrs. Bruno Mutzenbecher Gentil, Business Support Officer, and Annibal Sartori, responsible for the Security area, presented the main aspects and procedures, related to Cybersecurity, adopted by the Company.

(8) The Board Members acknowledged on the resignations presented by Mr. Stefano De Angelis to the positions of Diretor Presidente (Chief Executive Officer) of the Company and its subsidiaries, remaining in these positions until July 22th, 2018 (inclusive). The Members of the Board of Directors thanked Mr. Stefano De Angelis for his commitment and dedication in the performance of his duties throughout his mandate and congratulated him for the exceptional result obtained during his path in the Company. Mr. Stefano De Angelis will remain as a Company’s Board Member.

(8.1) Due to the resignation presented and vacancy of the position of Diretor Presidente (Chief Executive Officer), the Members of the Board of Directors resolved, unanimously, pursuant to Section 22, XXI of the Company’s By-laws, to appoint, to the referred position, effective as of July 23th, 2018, Mr. Sami Foguel, brazilian, married, engineer, bearer of identity card No. 5396262, issued by SSP/BA, enrolled in the taxpayers’ roll (CPF/MF) No. 263.344.758-94, domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Sul, 13th floor, Barra da Tijuca, City and State of Rio de Janeiro, whose term of office, other statements and documents have been presented within the legal term. The Officer appointed herein shall remain in the position for the remaining time of the term of office, that is, until the first Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting of the year 2020.

(8.2) In view of the decision above, as of July 23th, 2018, the Board of Officers of the Company shall be composed by the following Officers herein identified: (i) Sami Foguel, Diretor Presidente (Chief Executive Officer); (ii) Adrian Calaza, Chief Financial Officer and Diretor de Relações com Investidores (Investor Relations Officer); (iii) Pietro Labriola, Chief Operating Officer; (iv) Bruno Mutzenbecher Gentil, Business Support Officer; (v) Mario Girasole, Regulatory and Institutional Affairs Officer; (vi) Jaques Horn, Diretor Jurídico (Legal Officer), and (vii) Leonardo de Carvalho Capdeville, Chief Technology Officer. The Statutory Officers appointed will remain in office until the first Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting of the year 2020.

(8.3) Due to the above resolution, the Board Members ratified the limits of authority of the Company’s Officers, as follows: (i) Diretor Presidente (Chief Executive Officer): full power to, acting individually, carry out, sign and represent the Company in any and all acts, documents or before any public authority up to the amount of R$30.000.000,00 (thirty million Reais) per operation or series of operations related; (ii) Chief Financial Officer: full power to, acting individually, carry out, sign and represent the Company in relation to activities of the financial area, including without limitation, financial and treasury operations contracts, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$30.000.000,00 (thirty million Reais) per operation or series of operations related, and to carry out the other acts and sign any all documents behalf of the Company, within its area of activities, up to the amount of R$5.000.000,00 (five million Reais) per operation or series of operations related; and (iii) the other Offices of the Company Chief Operating Officer; Investor Relations Officer (Diretor de Relações com Investidores); Business Support Officer; Regulatory and Institutional Affairs Officer; Diretor Jurídico (Legal Officer) and Chief Technology Officer: full power and the authority to, acting individually, carry out, sign and represent the Company in any and all acts, documents or before any public authority, within their respective areas of activity, up to the maximum amount of R$5.000.000,00 (five million Reais) per operation or series of operations related. The financial limits approved herein must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transaction that results in the assumption of obligations and/or in the waiver of rights by the Company. In this sense, such limits will not be applied in the following situations, among others: (i) in the execution of agreements for the sale of goods and services that represent revenues; (ii) in the practice of acts of simple administrative routines before legal entities of internal public law, public companies or companies that make up the indirect administration, and others of the same nature; and (iii) in the execution of acts of the Company's financial operational routine, such as the authorization and/or payment of taxes or any obligations, transfers of funds between accounts of the same ownership, applications and redemptions of financial resources of the Company, opening or closing of current accounts, and request and cancellation of access to any systems made available by financial institutions in general. Finally, all Officers may perform any acts and sign any and all documents, on behalf of the Company, that have previously been approved by the competent corporate bodies, regardless of the financial limits established herein.

(8.4) In accordance with Article 22, item XXIV of the Company’s By-laws, appointed Mr. Sami Foguel to compose the position of Diretor Presidente (Chief Executive Officer) of TIM Celular S.A. (“TCEL”), a wholly-owned subsidiary of the Company, as of July 23th, 2018. Once this indication has been approved by the Shareholders’ Meeting of TCEL, the Board of Executive Officers will be composed by the Officers identified below: Messrs: (i) Sami Foguel, Diretor Presidente (Chief Executive Officer); (ii) Adrian Calaza, Chief Financial Officer; (iii) Pietro Labriola, Chief Operating Officer; (iv) Bruno Mutzenbecher Gentil, Business Support Officer; (v) Mario Girasole, Regulatory and Institutional Affairs Officer; (vi) Jaques Horn, Diretor Jurídico (Legal Officer); and (vii) Leonardo de Carvalho Capdeville, Chief Technology Officer.

(8.5) Likewise, appointed Mr. Sami Foguel to compose the position of Diretor Presidente (Chief Executive Officer) of TIM S.A., a subsidiary of the Company, as of July 23th, 2018. Once this indication has been approved by the Shareholders’ Meeting of TIM S.A, the Board of Executive Officers will be composed as follows: Messrs: (i) Sami Foguel, Diretor Presidente (Chief Executive Officer); (ii) Adrian Calaza, Chief Financial Officer; (iii) Pietro Labriola, Chief Operating Officer; (iv) Bruno Mutzenbecher Gentil, Business Support Officer; (v) Mario Girasole, Regulatory and Institutional Affairs Officer; (vi) Jaques Horn, Diretor Jurídico (Legal Officer); and (vii) Leonardo de Carvalho Capdeville, Chief Technology Officer.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: João Cox Neto; Agostino Nuzzolo; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Giovanni Ferigo; Herculano Aníbal Alves; Mario Di Mauro; Piergiorgio Peluso; Raimondo Zizza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), July 19th, 2018.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 19, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.